Exhibit 99.1

Heritage Commerce Corp Earns $4 Million in First Quarter 2007

San Jose, CA - May 1, 2007 — **Heritage Commerce Corp (Nasdaq: HTBK)**, parent company of Heritage Bank of Commerce, today reported solid first quarter profitability. For the three months ended March 31, 2007, net income was $4.0 million, or $0.34 per diluted share, compared to $4.4 million, or $0.36 per diluted share, for the three months ended March 31, 2006. In the first quarter a year ago, Heritage Commerce Corp booked a $671,000 pre-tax gain from the sale of its specialty loan portfolio, which contributed approximately $0.04 to earning per share last year. For the first quarter of 2007, annualized return on average assets was 1.57%, compared to 1.59% for the same period last year, and annualized return on average equity was 13.12%, compared to 15.53% a year ago.

First Quarter 2007 Financial Highlights:

- Net interest margin expanded to 5.06% from 4.90% in the first quarter of 2006.

- Book value per share grew 11% to $10.83 from $9.73 a year ago.

- Core deposits (excluding time deposits $100,000 and over) rebounded from the prior quarter to $744 million and accounted for 84% of total deposits.

"On the heels of two record breaking quarters, we posted solid profitability in the first quarter of 2007 and continued building our presence in the business banking market in Silicon Valley. We also announced an agreement for a strategic merger with Diablo Valley Bank. This merger will expand our footprint in the affluent East Bay communities of Danville and Pleasanton, which have a very strong entrepreneurial business community and a deposit market of more than $3 billion," said Walter Kaczmarek, President and Chief Executive Officer. "We have completed the application process with the SEC and have filed the necessary applications with the banking regulators. We anticipate Diablo Valley shareholders will be able to vote and close the sale this summer."

Operating Results

Net interest income decreased 4% to $11.7 million in the first quarter of 2007 from $12.2 million in the first quarter a year ago and 8% from $12.8 million in the fourth quarter of 2006. The net interest margin was 5.06% for the first quarter of 2007, compared with 4.90% for the first quarter of 2006 and 5.16% for the fourth quarter of 2006.

A reverse provision for loan losses of $236,000 was booked in the first quarter of 2007, compared to a reverse provision of $489,000 a year ago. In the fourth quarter of 2006, the provision for loan losses was $100,000. The reverse provision in the first quarter of 2007 was primarily due to a $1.0 million decrease in nonperforming loans and a $24.7 million decrease in total loans from the fourth quarter of 2006.

For the three months ended March 31, 2007, noninterest income was $2.5 million compared to $2.9 million for the first quarter of 2006, which had a $671,000 one-time gain on sale of the Capital Group loan portfolio. Gain on sales of SBA loans contributed $1.0 million during the first quarter of 2007, compared to $826,000 for first quarter a year ago. The Company has an ongoing program of originating SBA loans and selling the government guaranteed portion in the secondary market, while retaining the servicing of the whole loans.

First quarter noninterest expense was $8.3 million, down 5%, compared to $8.8 million in the first quarter a year ago and $8.7 million in the fourth quarter of 2006. The efficiency ratio was 58.26% in the first quarter of 2007, compared to 58.08% in the first quarter of 2006 and 57.29% in the fourth quarter of 2006.

Balance Sheet, Capital Management and Credit Quality

At March 31, 2007, total assets were $1.07 billion, compared to $1.12 billion at March 31, 2006. Total loans increased 1% to $701 million at March 31, 2007, compared to $696 million at March 31, 2006. The increase is primarily due to an increase in the commercial loan portfolio and commercial real estate mortgage loan portfolio, partially offset by a decrease in the land and construction loan portfolio.

Total deposits were $884 million at March 31, 2007, compared to $935 million at March 31, 2006 and $847 million at December 31, 2006. Total deposits for the quarter ended March 31, 2007 increased 4% from the fourth quarter 2006. Growth from December 31, 2006 in savings, money market and interest bearing demand deposits in the first quarter 2007 were largely from increases in escrow balances of $18 million.

Nonperforming assets totaled $3.3 million, or 0.31% of total assets, at March 31, 2007, compared to $2.5 million, or 0.23% of total assets, at March 31, 2006 and $4.3 million, or 0.42% of total assets, at December 31, 2006.

Net charge-offs in the first quarter of 2007 were $29,000, or 0.02% of average loans, compared to net recoveries of $13,000, or 0.01% of average loans, in the first quarter of 2006. Net charge-offs in the fourth quarter of 2006 were $200,000, or 0.11% of average loans. The allowance for loan losses at March 31, 2007 was $9.0 million, or 1.29% of total loans, and represented 272% of nonperforming loans. The allowance for loan losses at March 31, 2006 was $9.7 million, or 1.40% of total loans, and represented 385% of nonperforming loans. The allowance for loan losses at December 31, 2006 was $9.3 million, or 1.28% of total loans, and represented 215% of nonperforming loans.

Shareholders' equity increased 9% to $126.0 million, or $10.83 book value per share, at March 31, 2007, compared to $115.2 million, or $9.73 per share, a year earlier. Capital ratios continue to be above the well-capitalized guidelines established by regulatory agencies. The Company's leverage ratio at March 31, 2007 was 14.43%, compared to 12.49% at March 31, 2006.

During the first quarter of 2007, the Company repurchased 35,000 shares of its common stock at an average price of $25.49 under its $10 million common stock repurchase program, which was approved by the Board of Directors in February, 2006. Shares were purchased on the open market using available cash. The repurchase program may be modified, suspended or terminated by the Board of Directors at any time without notice. The repurchase program expires on June 30, 2007. The extent to which the company repurchases its shares and the timing of such repurchases will depend upon market conditions and other corporate considerations.

Heritage Commerce Corp, a bank holding company established in February 1998, is the parent company of Heritage Bank of Commerce, established in 1994 and headquartered in San Jose with offices in Los Gatos, Fremont, Danville, Morgan Hill, Gilroy, Mountain View, and Los Altos. Heritage Bank of Commerce is also an SBA Preferred Lender, operating from offices in San Jose, Chico, Fremont, Clovis, Jackson, Santa Cruz, Elk Grove, and Watsonville, California.

Forward Looking Statement Disclaimer

This release may contain forward-looking statements that are subject to risks and uncertainties. Such risks and uncertainties may include, but are not necessarily limited to, the Company's ability to sustain dividend payments, fluctuations in interest rates and monetary policy established by the Federal Reserve, inflation, government regulations, general economic conditions, competition within the business areas in which the Company is conducting its operations, including the real estate market in California, the ability to recognize identified cost savings, and other factors beyond the Company's control. Such risks and uncertainties could cause results for subsequent interim periods or for the entire year to differ materially from those indicated. For a discussion of factors which could cause results to differ, please see the Company's reports on *Forms 10-K* and *10-Q* as filed with the Securities and Exchange Commission and the Company's press releases. Readers should not place undue reliance on the forward-looking statements, which reflect management's view only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

Member FDIC

CONSOLIDATED INCOME STATEMENTS	For the Three Months Ended:			Percent Change From:	
(in $000's, unaudited)	March 31, 2007	December 31, 2006	March 31, 2006	December 31, 2006	March 31, 2006
Interest Income	$ 17,234	$ 18,737	$ 17,260	-8%	0%
Interest Expense	5,503	5,936	5,069	-7%	9%
Net Interest Income	11,731	12,801	12,191	-8%	-4%
Provision for Loan Losses	(236)	100	(489)	-336%	-52%
Net Interest income after Provision for Loan Losses	11,967	12,701	12,680	-6%	-6%
Noninterest Income:					
Gain on Sale of Loans	1,011	837	1,497	21%	-32%
Servicing Income	517	539	468	-4%	10%
Increase in Cash Surrender Value of Life Insurance	344	369	347	-7%	-1%
Service Charges and Other Fees on Deposit Accounts	274	327	327	-16%	-16%
Other	369	318	255	16%	45%
Total Noninterest Income	2,515	2,390	2,894	5%	-13%
Noninterest Expense:					
Salaries & Employee Benefits	4,888	4,711	5,109	4%	-4%
Occupancy & Equipment	875	907	886	-4%	-1%
Other	2,537	3,085	2,766	-18%	-8%
Total Noninterest Expense	8,300	8,703	8,761	-5%	-5%
Income Before Income Taxes	6,182	6,388	6,813	-3%	-9%
Provision for Income Taxes	2,149	2,036	2,437	6%	-12%
Net Income	**$ 4,033**	**$ 4,352**	**$ 4,376**	-7%	-8%

PER SHARE DATA
(unaudited)

Basic Earnings Per Share	$ 0.35	$ 0.37	$ 0.37	-5%	-5%
Diluted Earnings Per Share	$ 0.34	$ 0.37	$ 0.36	-8%	-6%
Common Shares Outstanding at Period End	11,636,828	11,656,943	11,834,846	0%	-2%
Book Value Per Share at Period End	$ 10.83	$ 10.54	$ 9.73	3%	11%
Tangible Book Value Per Share at Period End	$ 10.83	$ 10.54	$ 9.73	3%	11%

KEY FINANCIAL RATIOS
(unaudited)

Annualized Return on Average Equity	13.12%	14.25%	15.53%	-8%	-16%
Annualized Return on Average Assets	1.57%	1.59%	1.59%	-1%	-1%
Net Interest Margin	5.06%	5.16%	4.90%	-2%	3%
Efficiency Ratio	58.26%	57.29%	58.08%	2%	0%

AVERAGE BALANCES
(in $000's, unaudited)

Average Assets	$ 1,039,975	$ 1,084,440	$ 1,114,248	-4%	-7%
Average Earning Assets	$ 939,604	$ 984,146	$ 1,009,869	-5%	-7%
Average Total Loans	$ 700,647	$ 715,257	$ 691,082	-2%	1%
Average Loans Held For Sale	$ 18,596	$ 23,115	$ 49,315	-20%	-62%
Average Deposits	$ 846,736	$ 892,983	$ 919,944	-5%	-8%
Average Demand Deposits - Noninterest Bearing	$ 218,039	$ 233,945	$ 235,288	-7%	-7%
Average Interest Bearing Deposits	$ 628,697	$ 659,038	$ 684,656	-5%	-8%
Average Interest Bearing Liabilities	$ 674,050	$ 704,540	$ 740,911	-4%	-9%
Average Equity	$ 124,642	$ 121,202	$ 114,268	3%	9%

CONSOLIDATED BALANCE SHEETS (in $000's, unaudited)		End of Period:			Percent Change From:	
		March 31, 2007	December 31, 2006	March 31, 2006	December 31, 2006	March 31, 2006
ASSETS						
Cash and Due from Banks	$	33,718	$ 34,285	$ 40,065	-2%	-16%
Federal Funds Sold		90,400	15,100	94,200	499%	-4%
Securities Available-for-Sale, at Fair Value		164,800	172,298	186,168	-4%	-11%
Loans Held For Sale		11,351	17,234	30,745	-34%	-63%
Loans:						
Commercial		294,010	300,611	262,625	-2%	12%
Real Estate-Mortgage		239,082	239,041	232,790	0%	3%
Real Estate-Land and Construction		128,663	143,834	156,468	-11%	-18%
Home Equity		36,067	38,976	41,429	-7%	-13%
Consumer		2,620	2,422	1,495	8%	75%
Total Loans		700,442	724,884	694,807	-3%	1%
Deferred Loan Costs		624	870	1,058	-28%	-41%
Loans, Net of Deferred Costs		701,066	725,754	695,865	-3%	1%
Allowance for Loan Losses		(9,014)	(9,279)	(9,748)	-3%	-8%
Net Loans		692,052	716,475	686,117	-3%	1%
Company Owned Life Insurance		36,519	36,174	35,081	1%	4%
Premises & Equipment, Net		2,446	2,539	2,389	-4%	2%
Accrued Interest Receivable and Other Assets		39,778	43,033	45,277	-8%	-12%
Total Assets	$	1,071,064	$ 1,037,138	$ 1,120,042	3%	-4%
LIABILITIES & SHAREHOLDERS' EQUITY						
Liabilities:						
Deposits						
Demand Deposits-Noninterest Bearing	$	221,206	$ 231,841	$ 243,816	-5%	-9%
Demand Deposits-Interest Bearing		141,395	133,413	154,277	6%	-8%
Savings and Money Market		351,005	307,266	352,304	14%	0%
Time Deposits, Under $100		30,730	31,097	33,003	-1%	-7%
Time Deposits, $100 and Over		96,813	111,017	115,293	-13%	-16%
Brokered Deposits, $100 and Over		42,748	31,959	36,040	34%	19%
Total Deposits		883,897	846,593	934,733	4%	-5%
Securities Sold under Agreement to Repurchase		15,100	21,800	26,100	-31%	-42%
Notes Payable To Subsidiary Grantor Trusts		23,702	23,702	23,702	0%	0%
Accrued Interest Payable and Other Liabilities		22,333	22,223	20,310	0%	10%
Total Liabilities		945,032	914,318	1,004,845	3%	-6%
Shareholders' Equity:						
Common Stock		61,958	62,363	67,120	-1%	-8%
Accumulated Other Comprehensive Loss		(1,712)	(1,995)	(3,247)	-14%	-47%
Retained Earnings		65,786	62,452	51,324	5%	28%
Total Shareholders' Equity		126,032	122,820	115,197	3%	9%
Total Liabilities & Shareholders' Equity	$	1,071,064	$ 1,037,138	$ 1,120,042	3%	-4%
CREDIT QUALITY DATA						
(in $000's, unaudited)						
Nonaccrual Loans	$	3,315	$ 3,866	$ 2,292	-14%	45%
Loans Over 90 Days Past Due and Still Accruing		-	451	238	-100%	-100%
Total Nonperforming Loans		3,315	4,317	2,530	-23%	31%
Other Real Estate Owned		-	-	-	N/A	N/A
Total Nonperforming Assets	$	3,315	$ 4,317	$ 2,530	-23%	31%
Net Charge-offs (Recoveries)	$	29	$ 200	$ (13)	-86%	323%
Net Charge-offs (Recoveries) as Percent of Average Loans		0.02%	0.11%	-0.01%	-82%	300%
Allowance for Loan Losses to Total Loans		1.29%	1.28%	1.40%	1%	-8%
Allowance for Loan Losses to Nonperforming Loans		271.92%	214.94%	385.30%	27%	-29%
Nonperforming Assets to Total Assets		0.31%	0.42%	0.23%	-26%	35%
Nonperforming Loans to Total Loans		0.47%	0.60%	0.36%	-22%	31%
OTHER PERIOD-END STATISTICS						
(unaudited)						
Shareholders' Equity / Total Assets		11.77%	11.84%	10.29%	-1%	14%
Loan to Deposit Ratio		79.32%	85.73%	74.45%	-7%	7%
Noninterest Bearing Deposits / Total Deposits		25.03%	27.39%	26.08%	-9%	-4%
Leverage Ratio		14.43%	13.57%	12.49%	6%	16%

| | March 31, | | | | | |
| | **2007** | | | **2006** | | |
NET INTEREST INCOME AND NET INTEREST MARGIN (Dollars in thousands, Unaudited)	**Average Balance**	**Interest Income / Expense**	**Average Yield / Rate**	**Average Balance**	**Interest Income / Expense**	**Average Yield / Rate**
Assets:						
Loans, gross	$ 719,243	$ 14,670	8.27%	$ 740,397	$ 14,721	8.06%
Securities	173,320	1,953	4.57%	201,074	1,792	3.61%
Interest bearing deposits in other financial institutions	2,624	32	4.95%	2,838	18	2.57%
Federal funds sold	44,417	579	5.29%	65,560	729	4.51%
Total interest earning assets	939,604	$ 17,234	7.44%	1,009,869	$ 17,260	6.93%
Cash and due from banks	35,331			36,959		
Premises and equipment, net	2,503			2,477		
Other assets	62,537			64,943		
Total assets	$ 1,039,975			$ 1,114,248		
Liabilities and shareholders' equity:						
Deposits:						
Demand, interest bearing	$ 136,503	$ 765	2.27%	$ 157,993	$ 838	2.15%
Savings and money market	318,549	2,283	2.91%	348,130	2,081	2.42%
Time deposits, under $100	30,991	290	3.80%	34,210	246	2.92%
Time deposits, $100 and over	101,219	1,012	4.05%	108,273	821	3.08%
Brokered time deposits, $100 and over	41,435	435	4.26%	36,050	333	3.75%
Notes payable to subsidiary grantor trusts	23,702	581	9.94%	23,702	562	9.62%
Securities sold under agreement to repurchase	21,651	137	2.57%	32,553	188	2.34%
Total interest bearing liabilities	674,050	$ 5,503	3.31%	740,911	$ 5,069	2.77%
Demand, noninterest bearing	218,039			235,288		
Other liabilities	23,244			23,781		
Total liabilities	915,333			999,980		
Shareholders' equity	124,642			114,268		
Total liabilities and shareholders' equity	$ 1,039,975			$ 1,114,248		
Net interest income / margin		$ 11,731	5.06%		$ 12,191	4.90%